CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the inclusion in Platinum Group Metals Ltd.’s Annual Report on Form 40-F of our audit report dated November 16, 2007 relating to the consolidated financial statements for the year ended August 31, 2007 and the effectiveness of internal control over financial reporting as of August 31, 2007.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia

November 16, 2007

        PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.